Exhibit 99.1

VESTA ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING OF US$387.5 MILLION (GROSS PROCEEDS) OF ADSs

Mexico City, Mexico, June 29, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that it has priced its initial public offering of 12,500,000 American Depositary Shares (“ADSs”), representing 125,000,000 of its common shares, at a price of US$31.00 per ADS.

Vesta intends to use the net proceeds from the offering to fund its growth strategy, as described in its registration statement on Form F-1.

The ADSs have been approved for listing on the New York Stock Exchange and will start trading on June 30, 2023 under the ticker symbol “VTMX”. The offering is expected to settle on or about July 5, 2023, subject to customary closing conditions. In connection with the offering, Vesta has granted to the underwriters a 30-day option to purchase up to an additional 1,875,000 ADSs representing 18,750,000 common shares at the initial public offering price. The over-allotment option will be subject to the underwriting commissions.

The offering is being made through an underwriting group led by Citigroup, BofA Securities and Barclays who are acting as joint global coordinators, Morgan Stanley and Scotiabank who are acting as joint bookrunners, and UBS Investment Bank who is acting as underwriter.

In order to minimize trading volatility, Vesta has requested the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV”) to temporarily suspend the trading of its common shares on the BMV from the opening of the trading session on June 30, 2023 until trading in Vesta’s ADSs on the New York Stock Exchange has normalized.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering will be made only by means of a prospectus. Copies of the prospectus, when available, may be obtained by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone 800-831-9146; BofA Securities, NC1-022-02-25, 201

North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by e-mail to dg.prospectus_requests@bofa.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847); Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email to: prospectus@morganstanley.com; Scotia Capital (USA) Inc., 250 Vesey Street, New York, NY 10281, Attention: Equity Capital Markets, at (212) 255-6854, us.ecm@scotiabank.com; or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by emailing ol-prospectus-request@ubs.com.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2023, Vesta’s portfolio was comprised of 202 buildings in modern industrial parks in 15 states of Mexico, totaling a gross leasable area of 33.7 million square feet (3.1 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163